Exhibit 99.2 EXTERIORS Sean Gadd, Chief Commercial Officer Johnny Cope, NA Head of Sales1

Agenda • Strategy Overview and Change in Approach • Creating Customer Value • Organizational Structure • The Right Product Portfolio • Execution Examples 2

Agenda • Strategy Overview and Change in Approach • Creating Customer Value • Organizational Structure • The Right Product Portfolio • Execution Examples 3

Exteriors Strategic Objective New Construction 35% Market Share 90% Category Share Multifamily Repair & Remodel 4

Changing Market Landscape • Dealers continue to consolidate  greater scale and reach • Competitive landscape • Fragmented builders and contractors Builders Distributors JH & Dealers R&R Contractors Customers 5

A Change in Approach – Pull to Push/Pull Customers Heavy Pull Focus Push / Pull Organization Separate Commercial Sales, Marketing Team, under one & Segments leader Product Full Exterior Siding Focus Solutions 6

Agenda • Strategy Overview and Change in Approach • Creating Customer Value • Organizational Structure • The Right Product Portfolio • Execution Examples 7

How James Hardie Creates Customer Value Ease of Working Product Growth Doing Capital Leadership Business • Demand • Supply chain • Full product •Improved Creation integration portfolio partnership • All segments • Product mix • New products • Win-win approach approach • All home types • End user •Customer marketing service 8

Single Family New Construction - Push-Pull (Part 1) • Hardie gets established in top price bands via market development pull approach Hardie getting established Still following the old standard PULL: Win With Color (Hardie Focus) • Segment Target Position • Overcome switching barriers and costs • Leverage the Wins Starter1st 2nd Semi Luxury Move up Move up Custom Home Price Band 9

Single Family New Construction - Push-Pull (Part 2) • Partnering with channel customers enables and accelerates “closing out” price bands Hardie and customer partners setting the new standard Still following the old standard PUSH: Win With Color (Customer Partnering) • Products on ground • Alignment on geography and price point • Alignment on trained labor in the market • Align on builder targets • Provide right pricing to deliver wins Starter1st 2nd Semi Luxury Move up Move up Custom • Supply chain integration Home Price Band • Marketing integration 10 •Training

Repair & Remodel: Low-S - Push-Pull (Part 1) • Hardie sets up aligned market-mover contractors (Boats) in key target neighborhoods (Vinyl Battlegrounds) • Vinyl Battlegrounds generally are adjacent to “lockdown” neighborhoods PULL: Win With Color (Hardie Focus) • Right Neighborhood • Right Contractor • Leveraging the Win with 2-10 Activity 11

Repair & Remodel: Low-S - Push-Pull (Part 2) • Integration with our channel partners ensure the wake comes faster and goes to James Hardie PUSH: Win With Color (Customer Partnering) • Data Sharing & Analytics • Right Products Available in Market • Joint Contractor Targeting & Growth Plans • Co-marketing 12

High-S: Account Management • In High-S we are the market Wood-Look Cladding Split standard In Selected High-S Regions • Account management is critical for both new construction and R&R − Grow by partnering with our customers to take share from like alternatives − Grow by partnering with our customers to expand to the full house − Defend what we have Source: NAHB 13

Agenda • Strategy Overview and Change in Approach • Creating Customer Value • Organizational Structure • The Right Product Portfolio • Execution Examples 14

Organization: Commercial Structure Market Development Dedicated Hunters • Setting up Commercial team for clarity of direction and alignment from strategy to field execution • Double down on exteriors market development (demand creation/pull), funded by interiors alternative approach • Account management approach with key customers to reduce erosion and capture Interiors Reps the long tail of builders and contractors • Sales operations driving cross functional integration, analytics & resourcing • Development of standard work 15

Agenda • Strategy Overview and Change in Approach • Creating Customer Value • Organizational Structure • The Right Product Portfolio • Execution Examples 16

The Right Product Portfolio High Paint Cost Markets Low Paint Cost Markets Luxury 2nd Move-Up Starter Homes 17

Broad Product Portfolio: Complete Exterior 18

Win With Color: Enabling Further Penetration • Leverage scale and manufacturing technology to deliver lower total installed cost to drive accelerated penetration, whilst offering greater choice for consumers who are willing to pay JH Manufacturing Channel Customers Install Partners Lower • Longer runs on our most • Reduced set of core SKU’s • Train on best practices “Statement Collection” to improve efficiencies Total efficient paint lines • Fewer SKU’s = faster turns • Savings passed to Cost • Advanced manufacturing technologies • Working capital improvements builders & homeowners • Large expansion of color • New paint lines: shorter choices “Dream Collection” Greater runs, more colors Choice • Enables customers to compete for custom home builders 19

Agenda • Strategy Overview and Change in Approach • Creating Customer Value • Organizational Structure • The Right Product Portfolio • Execution Examples 20

Boston, MA - New Construction Market Development Win With Color • New Construction conversion from vinyl • Delivered by reducing on-the-wall costs 21

Boston, MA - R&R Market Development Win With Color • Target neighborhood • Converted vinyl via aligned contractor • Followed up with “2-10” activity 22

Boise, ID - Win Against Engineered Wood Account Management • Partnering with our customer to convert a large builder from engineered wood • Securing multiple stocking positions • Leading to more builder conversions 23

Dallas, TX—James Hardie Full Wrap Initiative Account Management • Partnering with our customer to convert a builder to use our trim and soffit in addition to our plank 24

Summary: Executing The Strategy, Gaining Momentum Customers • Partnering with our channel customers Heavy Pull Focus Push / Pull to capture share in the tail • Doubling down on pull-through market development Organization • Aligned sales, product & segment Separate Commercial strategy and marketing Sales, Marketing Team, under one • Organizational design reset to fully & Segments leader support push-pull strategy Product • Full exterior focus in all regions Full Exterior Siding Focus Solutions • Product development to further enhance offerings 25